                                                                   EXHIBIT 99.9





                        RESORT PROPERTY MANAGEMENT, INC.

                        FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 1997 AND MAY 26, 1998
                        TOGETHER WITH REPORT OF INDEPENDENT
                           PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Resort Property Management, Inc.:

We have audited the accompanying balance sheet of Resort Property Management, Inc. (a Utah corporation) as of September 30, 1997 and May 26, 1998, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended September 30, 1997 and for the period from October 1, 1997 through May 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resort Property Management, Inc., as of September 30, 1997 and May 26, 1998, and the results of its operations and its cash flows for the year ended September 30, 1997 and for the period from October 1, 1997 through May 26, 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
July 15, 1998

                        RESORT PROPERTY MANAGEMENT, INC.

                                 BALANCE SHEETS
                        (In thousands, except share data)

                                                       September 30,         May 26,
                                                           1997               1998
                                                         ---------         ----------
            ASSETS
            -------
   CURRENT ASSETS:
      Cash and cash equivalents                          $ 186                $   9
      Accounts receivable                                    -                   11
      Due from property owners                              60                   44
      Receivable from stockholders                          10                  102
      Prepaid expenses and other current assets             22                    6
                                                         ------               -----
                 Total current assets                      278                  172

   NOTE RECEIVABLE                                          54                   -

   PROPERTY AND EQUIPMENT, net                             203                  287

                                                          ------              -----
                Total assets                             $ 535                $ 459
                                                          ------              -----
                                                          ------              -----
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
       ----------------------------------------------

   CURRENT LIABILITIES:
      Current portion of long-term debt                  $ 171                $  33
      Customers deposits and deferred revenue              233                   66
      Payable to property owners                            36                   -
      Accounts payable and accrued liabilities              32                  190
                                                          -----              ------
                 Total current liabilities                 472                  289

   DEFERRED TAXES                                            3                   -

   LONG-TERM DEBT, net of current portion                  310                  116
                                                           -----              ------
                 Total liabilities                         785                  405

   COMMITMENTS AND CONTINGENCIES

   STOCKHOLDERS' EQUITY (DEFICIT):
      Common stock, no par; 100,000 shares
          authorized; 51,000 shares outstanding             26                   26
      Retained earnings (deficit)                         (276)                  28
                                                         ------               ------
                 Total stockholders' equity (deficit)     (250)                  54
                                                         ------               ------
                 Total liabilities and stockholders'
                   equity (deficit)                      $ 535                $ 459
                                                         ------               ------
                                                         ------               ------

The accompanying notes are an integral part of these financial statements.

                        RESORT PROPERTY MANAGEMENT, INC.

                            STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                      October 1,
                                                                        1997
                                                                       Through
                                                September 30,          May 26,
                                                    1997                1998
                                                -------------       ----------
REVENUES:

  Property rental fees                            $1,930               $1,728

  Service fees                                       365                  325
                                                  -------              ------
       Total revenues                              2,295                2,053

OPERATING EXPENSES                                 1,560                1,227

GENERAL AND ADMINISTRATIVE EXPENSES                  627                  494
                                                  -------              ------

  Income from operations                             108                  332

OTHER INCOME:

  Interest income, net                                 7                   18
  Gain on sale of land                               210                   -
                                                  -------              ------
  Income before taxes                                325                  350


PROVISION FOR INCOME TAX                              75                   57
                                                  -------              ------

NET INCOME                                        $  250               $  293
                                                  -------              ------
                                                  -------              ------


   The accompanying notes are an integral part of these financial statements.

                        RESORT PROPERTY MANAGEMENT, INC.

             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                        (In thousands, except share data)



                                          Common Stock         Retained
                                        -----------------      Earnings
                                        Shares     Amount      (Deficit)     Total
                                        ------     ------      ---------     -----
  BALANCE, September 30, 1996             51         $26         $(526)       $(500)
    Net income                             -           -           250          250
                                         ----        ----        ------        ------
  BALANCE, September 30, 1997             51          26          (276)        (250)
    Net income                             -           -           293          293
    Contribution                           -           -            11           11
                                         ----        ----        ------        ------
  BALANCE, May 26, 1998                   51         $26         $  28        $  54
                                         ----        ----        ------        ------
                                         ----        ----        ------        ------

The accompanying notes are an integral part of these financial statements.

                        RESORT PROPERTY MANAGEMENT, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                      October 1,
                                                                         1997
                                                                        Through
                                                   September 30,         May 26,
                                                       1997               1998
                                                   -------------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                         $ 250             $ 293
   Adjustments to reconcile net income
     to net cash provided by operating
     activities-
       Depreciation                                      36                29
       Gain on sale of land                            (210)                -
   Changes in operating assets and
     liabilities-
       Accounts receivable                               -                (11)
       Due from property owners, net                     (8)              (20)
       Prepaid expenses and other
         current assets                                  (3)               16
       Customer deposits and deferred revenue           (50)             (167)
       Deferred tax liability                             3                (3)
       Accounts payable and accrued liabilities          28               158
                                                      ------            ------
   Net cash provided by operating activities             46               295
                                                      -------           ------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Note receivable                                      (54)               54
   Purchase of property and equipment                  (179)             (113)
   Proceeds from  sale of office equipment,
     vehicles and land                                  335                -
                                                      ------            ------
   Net cash provided by (used in) investing
     activities                                         102               (59)
                                                      ------            ------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                         493                 -
   Payments on long-term debt                          (451)             (332)
   Proceeds/payment on receivables from stockholders    (10)              (81)
                                                      ------            ------
   Net cash provided by (used in) financing
   activities                                            32              (413)
                                                      ------            ------
NET INCREASE IN CASH AND CASH EQUIVALENTS               180              (177)

CASH AND CASH

EQUIVALENT, beginning of period                           6               186
                                                      ------            ------
CASH AND CASH EQUIVALENTS, end of period                186                 9
                                                      ------            ------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW:
   Cash paid for interest                             $  25             $   2
                                                      ------            ------
                                                      ------            ------
SUPPLEMENTAL DISCLOSURE OF NON-CASH
   FINANCING ACTIVITIES:
     Accrued contributions from stockholders          $   -             $  11
                                                      ------            ------
                                                      ------            ------

   The accompanying notes are an integral part of these financial statements.

                        RESORT PROPERTY MANAGEMENT, INC.

                          NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:

Resort Property Management, Inc. (the "Company"), a Utah corporation, provides property rentals and management services for properties owned by third parties and located within the Park City, Utah region. The Company manages approximately 330 total rental units. The Company provides its management services to property owners pursuant to management contracts, which are generally one year in length. The majority of such contracts contain automatic renewal provisions but also allow property owners to terminate the contract at any time. The Company's operations are seasonal, with a peak during the second quarter of the fiscal year.

On May 26, 1998, ResortQuest International, Inc. ("ResortQuest") consummated its initial public offering and acquired all of the outstanding stock of the Company in exchange for cash and shares of ResortQuest common stock (the "Combination"). In connection with the Combination, the owner and certain key employees have agreed to reductions in salary and benefits which would have reduced general and administrative expenses by approximately $186,000 for the year ended September 30, 1997 and $42,000 for the period from October 1, 1997 through May 26, 1998. In addition, certain stockholders retain non-operating assets and assumed or retired certain liabilities that were excluded from the Combination and the purchase price for the Company was adjusted for certain working capital adjustments of approximately $11,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        Revenue Recognition

The Company records property rental fees on the accrual basis of accounting, ratably over the term of guest stays, as earned. During peak periods, the Company requires a deposit equal to 100% of the rental fee 30 days prior to the expected arrival date. These deposits are non-refundable and are recorded as customer deposits and deferred revenue in the accompanying combined financial statements until the guest stay commences. The Company records revenue for cancellations as they occur.

Service fees are recorded for a variety of services and are recognized as the service is provided, including housekeeping, phone service and rentals.

        Operating Expenses

Operating expenses include travel agent commissions, salaries, communications, advertising, credit card fees and other costs associated with managing and renting the properties.

        Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

        Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

        Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, the current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of: (a) temporary differences between the tax bases of assets and liabilities and amounts reported in the consolidated balance sheets, and (b) operating loss and tax credit carryforwards. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. The measurement of deferred tax assets may be reduced by a valuation allowance based on judgemental assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized.

        Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Concentration of Risk

The Company's operations are exclusively in the Park City, Utah area and are subject to significant changes in weather conditions.

3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

Property and equipment consisted of the following (in thousands):

                                 Estimated
                                Useful Lives         September 30,       May 26,
                                  In Years                1997             1998
                                ------------         ------------       --------
Leasehold improvements              12                   $  21            $  23
Office equipment and other           5                     236              251
Vehicles                             5                     128              224
                                                         -----            -----
                                                           385              498
Less - Accumulated depreciation                           (182)            (211)
                                                         ------           -----

Property and equipment, net                              $ 203            $ 287
                                                         ------           -----
                                                         ------           -----

Maturities of long-term debt were as follows (in thousands):

                                                     September 30,       May 26,
                                                        1997              1998
                                                     ------------       --------
                         1998                           $171             $ 33
                         1999                             17               17
                         2000                             19               19
                         2001                             21               21
                         Thereafter                      253               59
                                                        -----            -----
                                                        $481             $149
                                                        -----            -----
                                                        -----            -----

In addition to the debt disclosed above, the Company has a revolving line of credit with a bank. The line of credit has an interest rate of 10.25%, a maximum limit of $250,000, expires in October 2016, and is secured by personal property of the Company's owners. As of September 30, 1997, the line of credit was fully drawn, and is included in long-term debt in the accompanying financial statements. As of May 26, 1998, the line of credit had a zero balance.

In connection with the combination, all outstanding debt of the Company was retired.

        4. INCOME TAXES:

The provision for income taxes consists of the following (in thousands):

                                                                Period From
                                          Year Ended          October 1, 1997
                                     September 30, 1997    Through May 26, 1998
                                     ------------------    --------------------
           Current                          $  6                      $57
           Deferred                           69                       -
                                            ----                     ----
                                            $ 75                      $57
                                            ----                     ----
                                            ----                     ----

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax statutory rate of 34% for the following reasons:




                                                                    Period From
                                              Year Ended          October 1, 1997
                                         September 30, 1997    Through May 26, 1998
                                         ------------------    --------------------
     U.S. corporate income tax provision
           at statutory rate                    $111                  $115
     Tax effect of temporary differences          -                    (65)
     State tax expense                            -                      7
     Utilization of NOL carryforwards            (36)                    -
                                                ------                -----
                                                $ 75                  $ 57
                                                ------                -----
                                                ------                -----

5. COMMITMENTS AND CONTINGENCIES:

        Litigation

The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

        Insurance

The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The

Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying financial statements.

        6. RELATED PARTIES:

The Company paid rental payments to the owners and related parties in exchange for use of the housekeeping facility in the amount of approximately $18,000 and $32,000 for the year ended September 30, 1997, and the period from October 1, 1997 through May 26, 1998, respectively.

The Company plans to enter a lease agreement with the owners in June 1998 for an initial term of 10 years and two options to extend the lease for 5 additional years. The lease agreement to be finalized prior to the Offering will have estimated annual payments of $100,000, and annual increases of the Consumer Price Index.

        Leases

The Company has entered into various leases for housekeeping and laundry facilities, and for their corporate office. The following is a schedule of future minimum rental payments which are required under operating leases that have lease terms in excess of one year at September 30, 1997 and May 26, 1998:

                             September 30,           May 26,
                                 1997                  1998
                             -------------         ------------
              1998               $ 61,793            $17,668
              1999                 21,408             14,255
              2000                 14,517              4,200
              2001                 15,246                -
                                 ----------          ---------
                                 $112,964            $36,123
                                 ----------          ---------
                                 ----------          ---------